MANHATTAN MINERALS CORP.
                          NEWS RELEASE

October 17, 2002

Toronto Stock Exchange
Trading Symbol:  MAN

             CLOSING OF MANHATTAN PRIVATE PLACEMENT

Manhattan Minerals Corp. ("Manhattan") is pleased to announce that, in connection with its private placement (the "Private Placement") of a maximum of 2,500 units of Manhattan (the "Units") at a price of Cdn.$1,000 per unit, it has received subscriptions for aggregate gross proceeds to Manhattan of approximately Cdn.$1,500,000. Manhattan anticipates closing the balance of the transaction in the next few days. Each unit is composed of $1,000 principal amount convertible promissory notes and 1960 non-transferable common share purchase warrants. Each non-transferrable note may be redeemed by Manhattan by paying to the holder thereof the principal amount owing under the note or a portion thereof plus a premium ranging from 7.5% to 20% of the amount being redeemed, depending on the date of such redemption. Each note is convertible into common shares of Manhattan at a conversion price equal to the greater of Cdn.$0.40 and the market price of the common shares at the time of conversion less a maximum allowable discount. The notes have a three-year term. Each warrant will entitle the holder to purchase one common share of Manhattan at any time until the third anniversary of the closing date of the Private Placement at an exercise price of $0.51 per common share.

The net proceeds received by Manhattan from the sale of the Units will be used to fund ongoing work at Manhattan's Tambogrande
Project and for working capital purposes.

For further information please contact:

Lawrence Glaser
Chairman and CEO
Tel: (604) 669-3397
www.manhattan-min.com

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.